

July 19, 2012

William J. Clifford
Senior Vice President and Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd.
Suite 200
Wyomissing, Pennsylvania 19610

>   **Re: Penn National Gaming, Inc.**
>   **Form 10-K**
>   **Filed February 24, 2012**
>   **File No. 000-24206**

Dear Mr. Clifford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Properties, page 2

1. We note your disclosure throughout regarding developments. To the extent such developments are material, in future Exchange Act filings, please disclose the anticipated completion date, costs incurred to date and budgeted costs. For completed developments, please disclose total development costs on a per square foot basis.

2. We note that various properties include hotel rooms. In future Exchange Act filings, please disclose average daily rate, occupancy and REVPar on a portfolio basis for your properties that include hotels or otherwise explain to us why such information is not material to investors.

William J. Clifford
Penn National Gaming, Inc.
July 19, 2012
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

3.   In future Exchange Act periodic reports, please explain how the volume indicators are measured and discuss how changes, if any, in those indicators impacted your operations. Also, please explain the concept of hold and win percentages, and to the extent that changes in those percentages impact operating results, discuss such impact.

4.   We note that a portion of your revenue increase is a result of acquisitions and openings of casinos. Please tell us if management analyzes the changes in revenues, expenses or any other key financial measures for properties that were owned and operating in both compared periods. If so, please provide an analysis of such changes in future Exchange Act reports or advise.

Promotional allowances, page 46

5.   In future Exchange Act reports, either in your results of operations or overview section of MD&A, please expand your disclosure to clarify what comprises "promotional allowances." Furthermore, please discuss management's general philosophies and practices with respect to the use of promotional allowances.

Financial Statements

6. Loan Receivable, page 79

6.   We note your disclosure that you allocated approximately $203.7 million to property and equipment as a result of your acquisition of the M Resort. However, in footnote 8 you disclose that property and equipment increased by approximately $477.2 million primarily as a result of the acquisition of the M Resort. Please explain the difference between the two disclosures. In your response include a reconciliation of the amounts allocated to net assets as a result of the acquisition to the purchase price.

Note 20. Subsidiary Guarantors, page 105

7.   We note your disclosure that condensed consolidating financial information for your $2.15 billion senior secured credit facility was not included as it met certain criteria. Please clarify if this debt constitutes a registered security within the guidance outlined in Rule 3-10 of Regulation S-X. If not, please supplementally advise us of the literature you are relying upon in determining what disclosures to include regarding your subsidiary guarantors. In addition, please tell us how you determined the restrictions imposed by gaming authorities in certain jurisdictions would not significantly impact Penn's ability to obtain funds and how you determined the subsidiaries not acting as guarantors are minor.

William J. Clifford
Penn National Gaming, Inc.
July 19, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202)551-3391 or Duc Dang, Legal Examiner at (202)551-3386 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant